August 7, 2024

Dinggui Yan
Chief Executive Officer
Jiayin Group Inc.
18th Floor, Building No. 1, Youyou Century Plaza
428 South Yanggao Road, Pudong New Area
Shanghai 200122
People   s Republic of China

       Re: Jiayin Group Inc.
           Amendment No. 1 to Registration Statement on Form F-3
           Filed July 24, 2024
           File No. 333-279990
Dear Dinggui Yan:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 27, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-3
Cover Page

1. We note your response to prior comment 2 and your disclosure that you are not currently required to obtain permission or approval from any of the PRC authorities including the
       CSRC. As it relates to the applicability of the Trial Measures, please disclose how you reached this conclusion, including whether you are relying on the opinion of counsel. If you relied on advice of counsel, you should identify counsel and file the consent of counsel as an exhibit. If you did not consult counsel, you should explain why.
2. We note that you have included a section entitled "Risks Relating to Doing Business in
       China" starting on page 8. On the cover page, however, you continue to refer to risks from
       "Item 3. Key Information" incorporated by reference from your annual report on Form 20-
 August 7, 2024
Page 2

       F for the fiscal year ended December 31, 2023. Please revise the cross-references to refer to the registration statement's risk factor section related to doing business in China or advise.
Risk Factors, page 6

3. We note your response to prior comment 1 and the newly added risk factors section added on pages 6 through 24 of the registration statement. We also note that some risk factor disclosure responsive to the December 2021 Dear Issuer Letter to China-Based
       Companies is included in the registration statement and other disclosure appears to be incorporated by reference from your most recent annual report. Given apparent inconsistencies in the language of the risk factors related to Chinese government control on pages 47-48, 50, 54, 56, 63 and 66 of your most recent annual report on Form 20-F and the risk factor disclosure added to this registration statement, please consider including all risk factors relating to doing business in China in the registration statement. In addition, we note that the risk factors on pages 8, 14-15, and 18-19 of the registration statement have been revised from the prior disclosure and do not address specific concerns raised in the Dear Issuer Letter. As non-exclusive examples, we refer to the following:
           the last risk factor on page 8 states that the Chinese government may intervene or influence the VIE Group's operations "to further regulatory, political and societal goals," as opposed to stating that the PRC government may intervene or influence the
           VIE Group's operations "at any time";
           disclosure relating to the Chinese government exercising "certain control" over
           China's economic growth on page 14, as opposed to referring to the Chinese government's "significant control"; and
           the reference to "certain measures," as opposed to the government exercising
           "controls and restrictions" in the first risk factor on page 18.


       Please contact Madeleine Joy Mateo at 202-551-3465 or Tonya Aldave at 202-551-3601
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Steven Lin, Esq.